                                                                         Level 32, 100 Queen Street

                                                                             Melbourne   Vic   3000

                                                                              Phone 03 9273 6607

                                                                                Fax 03 9273 6016

                                                                           Email Marriop1@anz.com

                                                                                     www.anz.com

                                                                                    Peter Marriott

                                                                              Chief Financial Officer

3 January 2007

Mr Donald A. Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington  DC  20549

Dear Mr Walker

Re:           Australia and New Zealand Banking Group Form 20-F for the fiscal year ended September 30, 2005.   File No. 001-11760

Thank you for your letter dated December 22, 2006 addressed to Mr McFarlane, Chief Executive Officer, with comments from the staff of the US Securities and Exchange Commission (the “staff”) on Australia and New Zealand Banking Group Limited’s (the “Company’s”) Annual Report on Form 20-F filed on EDGAR on December 23, 2005 (the “Form 20-F”).  In Mr McFarlane’s absence on annual leave, I am responding on behalf of the Company.

Reference in this correspondence to the “Group”, “ANZ”, “us”, “our” and “we” is to Australia and New Zealand Banking Group Limited and its controlled entities.

Attachment 1 to this letter covers our response to your letter dated December 22, 2006.

If you have any queries in respect of this response please do not hesitate to contact either me at Australia and New Zealand Banking Group Limited, Level 32, 100 Queen Street, Melbourne, Victoria 3000, Australia, or our Chief Accountant, Shane Buggle, by telephone at (+613) 9273 4397, or by facsimile at (+613) 9273 6150.

Yours sincerely

/s/ Peter Marriott

PETER MARRIOTT

Chief Financial Officer

(enclosures)

cc:               Amanda Roberts
Cecilia Blye
Jack Guggenheim
(Securities and Exchange Commission)

John Estes
Burr Henly
(Sullivan & Cromwell)

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Attachment 1

GENERAL

1.              We note your references in a telephone conversation with the staff on December 21, 2006, to contacts with Cuba and Sudan.  In light of the fact that Cuba and Sudan have been identified by the U. S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliated entities, or other direct or indirect arrangements.  Discuss financing and/or other services provided to, and other contacts with, the governments of Cuba and Sudan and entities controlled by those governments, as well as contacts with private parties in Cuba and Sudan.

ANZ response

ANZ’s historical contacts with Sudan and Cuba have consisted almost exclusively of trade financing for commodity imports and exports as explained in more detail below.

Sudan

ANZ does not have any branches or representative offices in Sudan.  ANZ does not have a country limit for Sudan and ANZ’s past and current policy is to not accept any direct Sudanese credit risk.  ANZ’s current policy prohibits new transactions involving Sudan.

ANZ has had some indirect trade finance exposures to Sudan where financial institutions not located in Sudan are the direct source of payments to ANZ.   Commodities financed by ANZ in the past have been almost exclusively limited to wheat, milk powder, seeds, communications equipment, laminate flooring and agricultural machinery exported to Sudan.

ANZ currently has some indirect contingent trade finance exposure to Sudan, where financial institutions not located in Sudan are the direct source of payments to ANZ.  At its peak, in June 2006, this potential exposure to Sudan was the equivalent of US$100 million and related exclusively to trade finance for an Australian customer exporting wheat to Sudan.  As of December, 2006 this potential trade finance exposure to Sudan had been reduced to the equivalent of US$60 million.

No new trade finance exposures involving Sudan have been accepted by ANZ since January 2006 and ANZ’s current policy is to not undertake any new trade finance transactions involving Sudan.

Cuba

ANZ does not have any branches or representative offices in Cuba.  ANZ’s maximum permitted exposure to Cuba is the equivalent of US$26.5 million.  ANZ’s contact with Cuba has been limited to the financing of the export of milk powder by a New Zealand customer and the import of nickel by a Chinese customer.

ANZ’s peak exposure to Cuba was the equivalent of US $22.6 million in October 2006 of which none was denominated in US dollars.

ANZ’s policy prohibits transactions with Cuba that involve US dollars or persons.  Provided they are consistent with ANZ policy and applicable law, ANZ may undertake new non-U.S. dollar trade finance transactions involving Cuba in the future for two major customers subject to ANZ being satisfied that any such proposed transaction complies with US legal restrictions regarding Cuba.  Any such new non-U.S. dollar transactions involving Cuba would have to be processed in accordance with ANZ’s policy and compliance processes referred to in ANZ’s response to question two below.

2.              Discuss for us the materiality to you of your contacts with Cuba and Sudan, individually and in the aggregate with your Iranian contacts, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders.  Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, the legislative action cited in comment 4 of our letter dated November 21, 2006.  We note also that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.  California, Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states.  Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or, requiring divestment from, companies that do business with Sudan.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Sudan.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Cuba and Sudan, and any internal risk assessment undertaken in connection with business in those countries.  In this regard we note the disclosure on page 25 of the 20-F regarding the USA Patriot Act and the anti-money laundering laws to which you are subject, and the discussion on page 110 of your Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing.

ANZ response

ANZ believes that its contacts with Cuba and Sudan individually and with Iran in the aggregate do not create a material investment risk for its security holders.  This conclusion is supported by ANZ’s analysis of the relative dollar amounts of its exposures to Cuba, Sudan and Iran.

All country risk limits are approved by ANZ’s Credit and Trading Risk Committee.  ANZ does not have a country limit for Sudan.  In quantitative terms, ANZ’s peak indirect exposure to Sudan, in June 2006, was the equivalent of US$100 million. As of December, 2006 this potential trade finance exposure to Sudan had been reduced to the equivalent of US$60 million.  In quantitative terms, ANZ’s Cuba country limit, at its peak in 2005/2006, was the equivalent of US$26.5 million, as compared to total cross-border country limits at that time of US $126 billion equivalent and the Group’s total assets of US$218 billion.  In quantitative terms, ANZ’s Iran Country Limit, at its peak in July 2005, was the equivalent of US$310 million, as compared to total cross-border country limits at that time of US $84.4 billion equivalent and the Group’s total assets of US$218 billion.  ANZ’s Iran country limit has been progressively reduced since that time.  As of September 30, 2006, ANZ’s country limit for Iran had been reduced to the equivalent of US$134 million.  As of mid-December 2006, ANZ’s country limit for Iran had been reduced to the equivalent of US$34 million.

In qualitative terms, ANZ believes that its operations in Iran and its trade finance exposures to Sudan and Cuba should not have a material impact on the Bank’s reputation or on the value of its shares.  Based on the quantitative analysis of the relative financial immateriality of its operations in Iran and the quantum and nature of its exposures to Sudan and Cuba, ANZ believes that a reasonable investor’s decision as to whether to make an investment in the Bank will not be affected by these operations or exposures.

Any transactions involving Cuba or Sudan or Iran are subject to review under ANZ’s regulatory compliance program, including its policies and procedures for compliance with laws and regulations designed to prevent terrorism funding.  These policies and procedures provide for a range of trade sanctions measures, including provisions for compliance with anti-money laundering and anti-terrorism financing laws and regulations.  Regarding Iran, Cuba and Sudan, ANZ’s current policy specifically forbids the provision of trade finance services in relation to goods or services which originate from a US port or territory or are otherwise of US origin, or involve any United States bank, individual or corporation or any branch, subsidiary or affiliate thereof.

ANZ otherwise refers to its answer to comment 4 of its letter dated 15 December 2006.

In connection with responding to the comments of the Staff, ANZ acknowledges that:

•                   ANZ is responsible for the adequacy and accuracy of the disclosure in the filings;

•                   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                   ANZ may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.